SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of            August          , 2003.

Carlton Communications Plc

(Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ✓	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

CONTENTS OF REPORT
CARLTON COMMUNICATIONS PLC
SIGNATURES

CONTENTS OF REPORT

Document

1.	Holding in Company dated 12.08.03
2.	Directors Shareholding dated 19.08.03

CARLTON COMMUNICATIONS PLC

The Company received notification from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC on 8 August 2003 that, as at 5 August 2003, their clients held beneficial interests in 40,825,302 Carlton Ordinary shares.

12 August 2003

CARLTON COMMUNICATIONS PLC

Carlton Communications Plc operates a Dividend Reinvestment Plan (“DRIP”) whereby holders of ordinary shares may direct their cash dividends automatically to be applied for the purchase of additional ordinary shares in the market.

Sir Sydney Lipworth has elected to participate in the DRIP. Pursuant thereto, on 18 August 2003 the Company was notified that 400 shares were purchased on his behalf on 15 August 2003 at a price of 179 pence.

He is now interested in 36,646 ordinary shares.

19 August 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 19 September, 2003	/S/ David Abdoo

Name: David Abdoo
Title: Company Secretary